

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2016

Mail Stop 4720

<u>Via E-mail</u>
Scott L. Beiser
Chief Executive Officer
Houlihan Lokey, Inc.
10250 Constellation Blvd.
5th Floor
Los Angeles, CA   90067

> **Re: Houlihan Lokey, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed June 23, 2016**
> **File No. 001-37537**

Dear Mr. Beiser:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Stephanie L. Sullivan
>
> Stephanie L. Sullivan
> Senior Assistant Chief Accountant
> Office of Financial Services